Exhibit 99.71

SUPPLEMENTAL WARRANT INDENTURE

made as of March 14, 2011

among

FRANCO-NEVADA GLW HOLDINGS CORP.

and

FRANCO-NEVADA CORPORATION

and

COMPUTERSHARE TRUST COMPANY OF CANADA

supplementing the Warrant Indenture made as of July 8, 2008

SUPPLEMENTAL WARRANT INDENTURE

THIS SUPPLEMENTAL WARRANT INDENTURE made as of the 14th day of March, 2011.

AMONG:

FRANCO-NEVADA GLW HOLDINGS CORP., a corporation existing under the laws of the Province of British Columbia resulting from the amalgamation of GOLD WHEATON GOLD CORP. and 0901490 B.C. LTD.

(“Amalco”)

- and –

FRANCO-NEVADA CORPORATION, a corporation existing under the laws of Canada

(“FN”)

- and –

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada

(the “Warrant Agent”)

WHEREAS Amalco’s predecessor, Kadywood Capital Corp. (subsequently renamed Gold Wheaton Gold Corp.), entered into a warrant indenture dated as of July 8, 2008 (the “Original Warrant Indenture”) with the Warrant Agent providing for the issue of up to 260,000,000 common share purchase warrants (the “Warrants”) with each whole Warrant exerciseable to acquire one common share (a “GW Common Share”) of Gold Wheaton Gold Corp. at an exercise price of $1.00 per GW Common Share at any time prior to 5:00 p.m. (Toronto time) on July 8, 2013;

AND WHEREAS effective February 4, 2010, Gold Wheaton Gold Corp. consolidated the GW Common Shares on the basis of ten pre-consolidation GW Common Shares for each one post-consolidation GW Common Share (the “Consolidation”);

AND WHEREAS in connection with the Consolidation, Gold Wheaton Gold Corp. entered into a supplemental warrant indenture dated as of February 4, 2010 (together with the Original Warrant Indenture, the “Indenture”) with the Warrant Agent which amended the Original Warrant Indenture so as to provide that a total of 26,000,000 Warrants are created and authorized to be issued under the Indenture, each whole Warrant exerciseable to acquire one post-consolidation GW Common Share at an exercise price of $10.00 per GW Common Share at any time prior to 5:00 p.m. (Toronto time) on July 8, 2013;

AND WHEREAS effective March 14th, 2011 (the “Effective Date”) FN acquired all of the issued and outstanding GW Common Shares pursuant to a statutory plan of arrangement under the Business Corporations Act, British Columbia (the “Plan of Arrangement”) pursuant to which the holders of GW Common Shares received, at the election or deemed election of each shareholder, either:

(i)                                     0.1556 of an FN Common Share for each GW Common Share held (the “FN Share Consideration”); or

(ii)                                  $5.20 in cash for each GW Common Share held (the “Cash Consideration”),

subject to pro-ration and caps in accordance with the Plan of Arrangement;

AND WHEREAS as part of the Plan of Arrangement, Gold Wheaton Gold Corp. amalgamated with 0901490 B.C. Ltd., a wholly-owned subsidiary of FN, to form Amalco;

AND WHEREAS the Amalgamation constituted a Capital Reorganization pursuant to the provisions of the Indenture (and in particular Section 2.12(4) thereof) such that following the Amalgamation upon exercise of the Warrants, a holder is entitled to receive, and shall accept in lieu of the number of GW Common Shares to which such holder was theretofore entitled upon exercise, at such holder’s election, either the FN Share Consideration or the Cash Consideration;

AND WHEREAS the provisions of the Indenture (and in particular Section 2.12(4) and Article 7 thereof) provide that upon the happening of a Capital Reorganization a supplemental indenture setting forth the adjustments required as a result of the Capital Reorganization shall be approved by the directors and by the Warrant Agent and shall be entered into pursuant to the provisions of the Indenture and that the successor company resulting from the Capital Reorganization shall, by supplemental indenture, expressly assume all obligations of Gold Wheaton Gold Corp. for the due and punctual performance and observance of each and every covenant and obligation contained in the Indenture to be performed by Gold Wheaton Gold Corp.;

AND WHEREAS the parties hereto are therefore desirous of executing and delivering this supplemental warrant indenture which is a supplemental warrant indenture for the purposes of the Indenture (this “Supplemental Warrant Indenture”);

AND WHEREAS FN has agreed to execute and deliver this Supplemental Warrant Indenture to, among other things, evidence its agreement to deliver, upon exercise by a holder of the Warrants, either the FN Share Consideration if the holder of such Warrants has elected to receive the FN Share Consideration, or the Cash Consideration if the holder of such Warrants has elected to receive the Cash Consideration;

AND WHEREAS the foregoing recitals are made as representations of Amalco and FN and not by the Warrant Agent;

NOW THEREFORE THIS SUPPLEMENTAL WARRANT INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby covenanted, agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1                               To Be Read With Indenture

This Supplemental Warrant Indenture is supplemental to the Indenture and the Indenture shall henceforth be read in conjunction with this Supplemental Warrant Indenture and all provisions of the Indenture, except only insofar as the same may be inconsistent with the express provisions hereof, shall apply and have the same effect as if all the provisions of the Indenture and of this Supplemental Warrant Indenture were contained in one instrument.  Except as specifically amended by this Supplemental Warrant Indenture, all other terms and conditions of the Indenture shall remain in full force and unchanged.

On and after the date hereof, each reference to the Indenture, as amended by this Supplemental Warrant Indenture, “this Warrant Indenture”, “this Indenture”, “herein”, “hereby”, and similar references, and each reference to the Indenture in any other agreement, certificate, document or instrument relating thereto, shall mean and refer to the Indenture as amended hereby.

1.2                               Definitions

All terms which are defined in the Indenture and are used but not defined in this Supplemental Warrant Indenture shall have the meanings ascribed to them in the Indenture as such meanings may be amended or supplemented with respect to the Warrants by this Supplemental Warrant Indenture.  In the event of any inconsistency between the meaning given to a term in the Indenture and the meaning given to the same term in this Supplemental Warrant Indenture, the meaning given to the term in this Supplemental Warrant Indenture shall prevail to the extent of the inconsistency.

1.3                               Headings, etc.

The division of this Supplemental Warrant Indenture into articles, sections, subsections and paragraphs, and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.  Unless the context otherwise requires, “this Supplemental Warrant Indenture”, “hereto”, “hereby”, “hereunder”, “hereof”, “herein” and similar expressions refer to this Supplemental Warrant Indenture and not to any particular Article, section, subsection, paragraph or other portion hereof, and include any and every instrument which amends this Supplemental Warrant Indenture or is supplemental or ancillary hereto or in implementation hereof.

ARTICLE 2
AMENDMENTS

2.1                               Exchange Basis

Each of Amalco, FN and the Warrant Agent acknowledge and agree that, as and from the date hereof, in accordance with Section 2.12(4) of the Indenture, any Warrantholder who exercises that holder’s right to receive GW Common Shares pursuant to the Warrant(s) shall be entitled to receive, and shall accept in lieu of the number of GW Common Shares to which such holder was theretofore entitled upon such exercise and for the same consideration payable therefor, at such holder’s election, either the FN Share Consideration or the Cash Consideration, subject to further adjustment in accordance with the terms of the Indenture.

2.2                               Specific Amendments

The following specific amendments are made to the following provisions of the Indenture:

(a)                                  Recital B and Section 2.2(2) of the Indenture are deleted in their entirety and replaced with the following:

Each Warrant authorized to be issued hereunder shall entitle the holder thereof to acquire (subject to Sections 2.12 and 2.13) upon the due exercise and upon the due execution of the subscription form endorsed on the Warrant Certificate or other instrument of subscription in such form as the Warrant Agent and/or the Company may from time to time prescribe, and upon payment of the Exercise Price, either, as elected by such holder at the time of exercise, the Cash Consideration or the FN Share Consideration at any time after the date of issuance of such Warrants and prior to the Time of Expiry, in accordance with this Indenture.

(b)                                 Section 1.1 of the Indenture is amended by:

(i)                                     Deleting the definition of “Company” and replacing it with the following:

“Company” means, from and after the Effective Date, Amalco and its lawful successors from time to time except that:

(i)                                     where the term “the Company” is used in relation to the “Common Shares”, including without limitation, in the definitions of “Common

Shares”, “Dividends Paid in the Ordinary Course”, “Shareholder” and “Subsidiary” and in Sections 2.5, 2.12, 2.13, 2,14, 2.20, 3.1(2) and (3), 3.2, 3.3(1) and (3), 4.1(2), (3), (4), (5) and (6), 4.2 and 6.16, the term “the Company” shall mean “FN”;

(ii)                                  references to “the Company” in Sections 2.16 and 4.1 (other than 4.1(2), (3), (4), (5) and (6)) shall mean “the Company and FN”; and

(iii)                               references to “the Company” in Sections 2.19, 4.4, 5.1, 5.2, 6.9, 6.10, 7.1(g), 7.2, 8.2(3), 8.3(1), (2), (3) and (6), 8.7(4), 8.9, 8.11, 9.1 and 9.4 shall mean “the Company or FN, as the case may be”.

(ii)                                  Deleting the definition of “Exercise Price” and replacing it with the following:

“Exercise Price” means $10.00 for each Warrant, subject to adjustment in accordance with the provisions of this Indenture.

(iii)                               Deleting the definition of “Exchange Basis” and replacing it with the following:

“Exchange Basis” means from and after the Effective Date, as elected by the holder upon the exercise of the Warrants, either the Cash Consideration or the FN Share Consideration, as may be further adjusted as and when required by Article 2 of the Indenture.

(c)                                  The address of the Company for notice purposes under Section 9.1(a) of the Indenture is deleted and replaced with the following:

If to the Company or FN, to:

Franco-Nevada Corporation
130 King Street West, Suite 740
Toronto, Ontario M5X 1E4

Attention:	Jacqueline A. Jones, Chief Legal Officer and
Corporate Secretary
Telefax No.:	(416) 306-6330

with a copy (which shall not constitute notice) to:

Gowling Lafleur Henderson LLP
1 First Canadian Place
100 King Street West, Suite 1600
Toronto, Ontario M5X 1G5

Attention:	Kathleen Ritchie
Telefax No.:	(416) 862-7661

2.3                               Express Assumption of Rights, Duties and Obligations

Amalco covenants, acknowledges and agrees that, as and from the date hereof, it is bound by the provisions of the Indenture and expressly assumes all obligations for the due and punctual performance and observance of each and every covenant and obligation contained in the Indenture to be performed by Gold Wheaton Gold Corp.

2.4                               Exercise Form

The Exercise Form attached to the Warrant Certificates is hereby amended and from the date hereof is the Exercise Form attached to this Supplemental Warrant Indenture, and all Warrant Certificates issued after the date hereof shall have such Exercise Form attached thereto in lieu of the exercise form currently annexed to the form of Warrant Certificate. The Warrant Agent shall, and is hereby directed to, as soon as practicable following the date of this Supplemental Warrant Indenture, forward to each of the registered holders of Warrants on the date of this Supplemental Warrant Indenture, an Exercise Form in the form annexed hereto.

ARTICLE 3
MISCELLANEOUS

3.1                               Acceptance of Trust

The Warrant Agent accepts the trusts in this Supplemental Warrant Indenture and agrees to carry out and discharge the same upon the terms and conditions set out in this Supplemental Warrant Indenture and in accordance with the Indenture.

3.2                               Confirmation of Indenture

The Indenture, as amended and supplemented by this Supplemental Warrant Indenture, is hereby confirmed and approved.

3.3                               Counterparts

This Supplemental Warrant Indenture may be executed in counterparts, each of which so executed shall be deemed to be an original, and all such counterparts taken together shall constitute one and the same instrument.

3.4                               Formal Date

For the purpose of convenience, this Supplemental Warrant Indenture may be referred to as bearing the formal date of March 14th, 2011 irrespective of the actual date of execution hereof.

[SIGNATURES ON THE FOLLOWING PAGE]

IN WITNESS WHEREOF the parties hereto have executed this Supplemental Warrant Indenture under the hands of their proper signatories in that behalf.

FRANCO-NEVADA GLW HOLDINGS CORP.

By:	“Jacqueline A. Jones”
Name: Jacqueline A. Jones
Title: Chief Legal Officer and Corporate Secretary

I have authority to bind the company

FRANCO-NEVADA CORPORATION

By:	“Jacqueline A. Jones”
Name: Jacqueline A. Jones
Title: Chief Legal Officer and Corporate Secretary

I have authority to bind the company

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	“Gabriel Ducharme”
Name: Gabriel Ducharme
Title: Professional, Corporate Trust

By:	“Jennifer Wong”
Name: Jennifer Wong
Title: Associate Trust Officer

I/We have authority to bind the Warrant Agent

EXERCISE FORM

TO:	FRANCO-NEVADA GLW HOLDINGS CORP. c/o Computershare Trust Company of Canada 2nd Floor, 510 Burrard Street Vancouver, BC V6C 3B9
OR:	c/o Computershare Trust Company of Canada 9th Floor, 100 University Avenue Toronto, ON M5J 2Y1

The undersigned holder of the within Warrants hereby irrevocably exercises                          Warrants at the Exercise Price (i.e. $10.00 per each Warrant) on the terms and conditions set forth in such certificate and the Indenture and elects to acquire for the Warrants so exercised, either:

☐            the Cash Consideration (being $5.20 for each Warrant so exercised); or

☐            the FN Share Consideration (being 0.1556 of an FN Common Share for each Warrant so exercised);

and encloses herewith a certified cheque, bank draft or money order payable at par in Vancouver, British Columbia or Toronto, Ontario to the order of Franco-Nevada GLW Holdings Corp. in payment in full of the said Exercise Price for the said Warrants.

The undersigned represents, warrants and certifies as follows (one (only) of the following must be checked):

☐                                                                                    A.            The undersigned holder (i) at the time of exercise of the Warrants is not in the United States; (ii) is not a “U.S. person” as defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and is not exercising the Warrants on behalf of a “U.S. person”; and (iii) did not execute or deliver this exercise form in the United States (other than by a person whose execution or delivery of the exercise form in the United States is deemed to be in an “offshore transaction” under Regulation S by virtue of the applicability of section 902(h)(3) of Regulation S);

☐                                                                                    B.            The undersigned holder (A) purchased Subscription Receipts directly from Gold Wheaton Gold Corp. for its own account or the account of another “accredited investor”, as that term is defined in Rule 501(a) or Regulation D under the U.S. Securities Act (an “Accredited Investor”), pursuant to a written agreement for the purchase of the Subscription Receipts, (B) is exercising the Warrants solely for its own account or the account of such other Accredited Investor, (C) was an Accredited Investor, both on the date the Subscription Receipts were purchased from Gold Wheaton Gold Corp. and on the date of the exercise of the Warrants, and (D) if the Warrants are being exercised on behalf of another person, represents, warrants and certifies that such person was an Accredited Investor, both on the date the Subscription Receipts were purchased from Gold Wheaton Gold Corp. and on the date of the exercise of the Warrants; or

☐                                                                                    C.            The undersigned holder has delivered to Amalco an opinion of counsel (which will not be sufficient unless it is from counsel of recognized standing and in form and substance satisfactory to Amalco) to the effect that an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available.

Notes:             (1)           Certificates will not be registered or delivered to an address in the United States unless Box B or C above is checked.

(2)                                  If Box C above is checked, holders are encouraged to consult with Amalco in advance to determine that the legal opinion tendered in connection with the exercise will be satisfactory in form and substance to Amalco.

The undersigned hereby directs that the certificate(s) representing the FN Common Shares or the cheque(s) representing the Cash Consideration, as the case may be, should be delivered and, if applicable, the said FN Common Shares be registered as follows:

NAME(S) IN FULL	ADDRESS(ES)	NUMBER OF COMMON SHARES	AMOUNT OF CHEQUE

(Please print.)

DATED this            day of                         , 20    .

Signature Guaranteed	Name of Warrantholder

Name of Authorized Representative	Signature of Warrantholder or Authorized Representative

Title or Capacity of Authorized Representative	Daytime Phone Number of Warrantholder or Authorized Representative

☐                                    Please check this box if the Cash Consideration or FN Share Consideration, as the case may be, is to be picked up at the office where the Warrant Certificate is surrendered, failing which it will be mailed to the address shown on the register.

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Instructions:

The signature of the holder must be the signature of the registered holder appearing on the face of the Warrant Certificate.

If this Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Warrant Agent and Amalco, acting reasonably.

The signature on this Exercise Form must be guaranteed by a Canadian chartered bank, a Canadian trust company, medallion guaranteed by a recognized medallion signature guarantee program or in any other manner satisfactory to the Warrant Agent.  The guarantor must affix a stamp bearing the actual words “Signature Guaranteed”.  Signature guarantees are not accepted from Treasury Branches or credit unions unless they are members of the Stamp Medallion Program.  In the United States, signature guarantees must be done by members of the “Medallion Signature Guarantee Program” only.

If the Cash Consideration or FN Share Consideration, as the case may be, is to be issued to a person other than the registered holder, the Transfer Form must be completed and the holder must pay or cause to be paid to Amalco or the Warrant Agent all applicable transfer or similar taxes, if any, and Amalco shall not be required to issue or deliver the applicable consideration and Warrants unless and until such holder shall have paid to Amalco or the Warrant Agent the amount of such tax or shall have established to the satisfaction of Amalco that such tax has been paid or that no tax is due.

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